

November 25, 2024

Miriam Sorond
Chief Executive Officer
NEXTNAV INC.
11911 Freedom Drive, Ste. 200
Reston, VA 20190

      Re: NEXTNAV INC.
          Registration Statement on Form S-3
          Filed on November 22, 2024
          File No. 333-283412

Dear Miriam Sorond:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Bradley Ecker at 202-551-4985 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing